August 14, 2017

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: John Reynolds, Assistant Director

Re:	Celcuity LLC Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted July 17, 2017 CIK No. 0001603454

Dear Mr. Reynolds:

On behalf of our client, Celcuity LLC (the “Company”), we are submitting this letter in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated July 26, 2017 regarding Amendment No. 1 to the Company’s draft Registration Statement on Form S-1 (the “Registration Statement”) identified above, which was submitted for review on a confidential basis pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”).

Our responses to the specific comments are set forth below. The Company is concurrently submitting an amended draft Registration Statement on Form S-1 via EDGAR for confidential review pursuant to the JOBS Act (the “Amended Registration Statement”). For the convenience of the Staff, each comment is restated in bold and italics prior to the response to such comment. All defined terms used in this letter have the respective meanings ascribed to them in the Amended Registration Statement, unless otherwise indicated.

In accordance with the JOBS Act, we expect that this letter, the Amended Registration Statement and any other documents submitted herewith will be kept in a non-public file and that access to them by any third party not a member of the Commission or its Staff will be denied. Should the Commission receive any request for these documents, either pursuant to the Freedom of Information Act or otherwise, prior to the Company publicly filing the Registration Statement and all amendments thereto not later than 15 days before the commencement of its road show, we request that we immediately be notified of any such request and be furnished promptly with all written materials pertaining to such request. In addition, we expect that we will be given the opportunity to object to such disclosure. Should the Commission be inclined to disclose these documents to any third party, it is our expectation that we will be given ten business days advance notice of any such decision to enable our client to pursue any remedies that may be available.

Division of Corporation Finance

U.S. Securities and Exchange Commission

August 14, 2017

Prospectus Summary, page 1

1.	We note your response to comment 4. Please disclose why you believe that your CELx diagnostic platform is commercially ready, as it appears that the final results from the clinical trial you describe on page 64 is required before commercial readiness.

Response: The Company’s CELx tests are laboratory developed tests and subject to regulation under the Clinical Laboratory Improvements Act (“CLIA”). The Company completed the analytical validation of its CELx HSF Test and received CLIA certification in 2016, at which time its CELx HSF Test was ready to sell commercially on a stand-alone basis to treating physicians. The Company has revised the disclosure in the Prospectus Summary, page 3 of the Amended Registration Statement, and the Business section, pages 50, 51 and 68 of the Amended Registration Statement, to indicate that the CELx HSF Test is currently ready for use as a laboratory developed test, but that the Company’s commercialization strategy is initially focused on building partnerships with pharmaceutical companies. In addition, disclosure in the Business section, page 73 of the Amended Registration Statement, provides that FDA approval is not required should the Company choose to sell its CELx tests as a stand-alone laboratory test.

2.	We note your response to comment 5; however, some of your industry data and market opportunity disclosure still does not include the sources or the bases for projections. For example, we note your statements on the price per test and the potential new annual revenue for your companion diagnostic test. Please disclose the basis, including any sources and assumptions, for these statements. With your assumptions, also describe the specific risks related to these assumptions. Please also disclose the basis for your statement that you “are the first company to launch diagnostic tests that measure the signaling pathway activity in a patient’s live tumor cells.” For your industry data, such as the targeted therapy objective response rates on page 2, please disclose the source, including the date of the source. Note that this is not meant to represent an all-inclusive list of where your disclosure should be improved. Make similar revisions under the Business section.

Response: The Company has revised its disclosures in the Prospectus Summary, page 2 of the Amended Registration Statement, and several pages of the Business section of the Amended Registration Statement to include additional source materials and the basis for statements provided by the Company. The Company has also revised its disclosure in the Risk Factors, page 13 of the Amended Registration Statement, to include additional considerations with respect to its assumptions and the use of third-party data. With respect to the specific examples the Staff noted, the Company has revised its disclosures: (i) in the Business section, page 71 of the Amended Registration Statement, to provide a basis for its assumed test price of $4,000; (ii) in the Prospectus Summary, page 2, and the Business section, page 67, of the Amended Registration Statement, to indicate the assumptions used in estimating the potential new annual revenue for the Company’s companion diagnostic test; (iii) in the Prospectus Summary, page 4, and the Business section, page 51, of the Amended Registration Statement, to clarify that the Company is not aware of any other companies that have launched diagnostics tests that measure the signaling pathway activity in live tumor cells; and (iv) in the Prospectus Summary, pages 2 and 3, and the Business section, page 56, of the Amended Registration Statement, to provide additional detail as to how the objective response rates are determined from the applicable FDA drug labels, and to provide the date of the applicable FDA drug labels.

Division of Corporation Finance

U.S. Securities and Exchange Commission

August 14, 2017

Capitalization, page 32

3.	We read your response to comment 7. Please also include pro forma income statement information for the year ended December 31, 2016 and the 2017 interim period giving effect to the sale of convertible notes, the LLC conversion and the note conversion into common stock.

Response: The Company has added unaudited financial results as of and for the six months ended June 30, 2017. In connection with this, pro forma financial information, including pro forma income statement information giving effect to the LLC conversion and the note conversion into common stock, has been provided in the Selected Financial Data and Pro Forma Financial Data section, pages 38 and 39 of the Amended Registration Statement. In addition, disclosures are included both in the main body and footnote #2 of the Capitalization section, pages 33 and 34 of the Amended Registration Statement, indicating that pro forma financial information is found in the Selected Financial Data and Pro Forma Financial Data section of the Amended Registration Statement.

We appreciate the Staff’s comments. Please direct any further questions or comments concerning this response letter to me at (612) 492-7252.

Very truly yours,

/s/ Ryan C. Brauer

Ryan C. Brauer

Direct Dial: 612.492.7252

Email: rbrauer@fredlaw.com

cc:

Brian F. Sullivan, Chief Executive Officer, Celcuity LLC

Jonathan R. Zimmerman, Partner, Faegre Baker Daniels LLP

Blaise Rhodes, Securities and Exchange Commission

Rufus Decker, Securities and Exchange Commission

Michael Killoy, Securities and Exchange Commission

Brigitte Lippmann, Securities and Exchange Commission

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